Exhibit 12.1

MetLife, Inc.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2011	2010	2009	2008
Income (loss) from continuing operations before provision for income tax	$1,442	$9,184	$3,729	$(4,618)	$4,936
Less: Undistributed income (loss) from equity investees	377	180	424	(1,473)	(784)

Adjusted earnings before fixed charges (1)	$1,065	$9,004	$3,305	$(3,145)	$5,720

Add: Fixed charges
Interest and debt issue costs (2)	1,389	1,666	1,565	1,083	1,157
Estimated interest component of rent expense	28	34	50	74	46
Interest credited to bank deposits	78	95	137	163	166
Interest credited to policyholder account balances	7,729	5,603	4,919	4,845	4,787

Total fixed charges	$9,224	$7,398	$6,671	$6,165	$6,156

Preferred stock dividends (3)	134	385	173	225	181

Total fixed charges plus preferred stock dividends	$9,358	$7,783	$6,844	$6,390	$6,337

Total earnings and fixed charges	$10,289	$16,402	$9,976	$3,020	$11,876

Ratio of earnings to fixed charges (1)	1.12	2.22	1.50	—	1.93

Total earnings including fixed charges and preferred stock dividends	$10,423	$16,787	$10,149	$3,245	$12,057

Ratio of earnings to fixed charges and preferred stock dividends (1)	1.11	2.16	1.48	—	1.90

(1)	Earnings were insufficient to cover fixed charges at a 1:1 ratio by $3,145 million for the year ended December 31, 2009, primarily due to increased derivatives losses on freestanding derivatives, partially offset by gains on embedded derivatives.
(2)	Interest costs include $163 million, $324 million and $411 million related to variable interest entities for the years ended December 2012, 2011 and 2010, respectively. Excluding these costs would result in a ratio of earnings to fixed charges and ratio of earnings to fixed charges including preferred stock dividends of 1.12 and 1.12, 2.49 and 2.40, and 1.53 and 1.51, respectively.
(3)	For the year ended December 31, 2011, preferred stock dividends includes the redemption premium of $211 million associated with the convertible preferred stock repurchased and canceled in March 2011.

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